Contact Information:

Providential Holdings, Inc.              Coffin Communications Group
8700 Warner Ave.                         15300 Ventura Blvd., Suite 303
Fountain Valley, CA 92708                Sherman Oaks, CA 91403
(714) 849-1577                           (818) 789-0100
Henry D. Fahman, Chairman & CEO          John Paul Salvador, Market Intelligence

FOR IMMEDIATE RELEASE
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               Providential Holdings, Inc. Appoints Thorman Hwinn
                        Director and Group Vice-President


o Trade development expert and former professor will also head Company's Provimex Division

Fountain Valley, Calif., July 6, 2001 - Providential  Holdings, Inc. (OTC Pink
Sheets: PRVH) today announced the appointment of Thorman Hwinn as Director and Group Vice-President for the Company. Mr. Hwinn replaces Nhi T. Le, who has resigned to pursue personal interests but will continue to serve the Company as an advisor and consultant. Mr. Le is a longtime investment banker, previously the highest-ranking executive of Deutsche Bank - Morgan Grenfell in Vietnam.

In addition to his responsibilities at the corporate level, Mr. Hwinn will become the chief operating officer of the Provimex Division, which specializes in promoting trade commerce between the United States and Vietnam, replacing Bob
V. Nguyen, who also will continue to advise the Company on an ongoing basis.

On May 7, 2001, Providential Holdings announced the formation of Providential Imex, which was renamed to Provimex on July 5, 2001, a wholly owned division that will focus on business opportunities in the area of imports and exports, with a particular focus on trade between the United States and Vietnam, and which has received orders from the Chu Lai Industrial Zone (CLIZ) Authority, Vietnam. On May 4, the government of Vietnam approved a $50 million industrial infrastructure development program for the CLIZ, which was a U.S. military base during the Vietnam War, and on July 29, Providential became the first American partner in the development of the CLIZ.

Thorman Hwinn, a native of Vietnam who was born Tho Thanh Huynh, has most recently held managerial positions for retailers catering to the Vietnamese-American community in California, and from 1993-1994 was Vice President of Vinusa Investment & Holding Company. In that position, he developed international markets for Vinusa and planned its foreign investment strategy, advised U.S. companies making investments in Vietnam and managed the implementation of import-export and wholesale distribution strategies.

From 1978 to 1987, he was a Professor with Vietnam's University of Finance, serving as Chief of the Mathematics Department, recruiting math instructors and teachers' assistants, preparing curricula and texts for the Department and teaching applied mathematics in such economics and business disciplines as advanced calculus, statistics and probabilities and operations research. From 1970 to 1975, Mr. Hwinn was an economic specialist at the Cabinet level for the Vice Prime-Minister's Office for Economic Development and a Banking Specialist with the Agricultural Development Bank, and studied, prepared and appraised economic development projects for Vietnam that were financed by the World Bank, the IMF, the Asian Development Bank (ADB) and other international financial institutions. These included a $200 million World Bank beef cattle project, a $150 million Asian Development Bank fisheries development project, a $250 million ADB agricultural mechanization project for 16 provinces in Vietnam and a $200 million grain storage and facilities project funded by Kreditanstalt Bank of Germany.


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Mr. Hwinn earned his MBA in the United States and a Master's Degree in Economics
and Bachelor's degrees in philosophy, economics and mathematics in Vietnam.

"I eagerly look forward to assuming my responsibilities with Providential Holdings and its Provimex Division," said Mr. Hwinn. "Providential and Provimex are superbly positioned to contribute to the exciting prospects for growth in U.S./Vietnamese trade commerce, which I firmly believe will profoundly benefit both countries and ultimately result in a vibrantly modern, world-class economy in Vietnam, serving as the economic hub of all of Southeast Asia."

"We are pleased to welcome Thorman Hwinn aboard," said Henry D. Fahman, Chairman and CEO of Providential Holdings. "His deep knowledge of the economic needs and potential of Vietnam is unparalleled, and his proven ability to succeed in both his native and adopted countries will enable him to make significant contributions both to Providential Holdings and to the overall development of U.S./Vietnamese trade commerce, which is estimated to reach $30 billion in U.S. dollars this year."

About Providential Holdings, Inc.

Providential Holdings, Inc. engages in emerging technologies including liquid crystal display (LCD) products and information technology, including computer software and hardware, and provides expertise on trade commerce, financial services, mergers and acquisitions and investment banking, especially for companies in the U.S. and emerging overseas markets with high potential for growth. Web site: http://www.prvh.com
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Safe Harbor: This release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause a company's actual results in the future to differ materially from forecasted results. These risks and uncertainties include, among other things, product price volatility, product demand, market competition and risk inherent in the operations of a company. Those statements include the intent, belief or current expectations of the company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Accomplishing the strategy described herein is significantly dependent upon numerous factors, many that are not in management's control. Some of these factors include the ability of the company to raise sufficient capital, attract qualified management, attract new customers and effectively compete against similar companies.